SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACXIOM CORPORATION

(Name of Issuer)

ACXIOM CORPORATION

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Jerry C. Jones

Acxiom Corporation

1 Information Way,

P.O. Box 8180

Little Rock, Arkansas 72203-8180

Telephone (501) 342-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Watt Gregory, III, Esq. Kutak Rock LLP Suite 2000 124 West Capitol Avenue Little Rock, Arkansas 72201 Telephone: (501) 975-3000	Peter R. Douglas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$32,100

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 11,111,111 outstanding shares of Common Stock at the maximum tender offer price of $27.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Acxiom Corporation, a Delaware corporation (“Acxiom” or the “Company”), to purchase up to 11,111,111 shares of its Common Stock, $0.10 par value per share (including the associated stock purchase rights) (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $25.00 and $27.00 per share, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Acxiom Corporation. The address and telephone number of the Company are set forth under Item 3.

(b) The information set forth in the last paragraph under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Tender Offer Statement on Schedule TO is filed by the subject company. The address of Acxiom’s principal executive office is 1 Information Way, Little Rock, Arkansas 72202. Acxiom’s telephone number is (501) 342-1000. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Offer”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) and (b) The information set forth under Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated August 7, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(vi)	Letter to Stockholders dated August 7, 2006 from Charles D. Morgan, Chairman of the Board and Company Leader of Acxiom Corporation.

(a)(1)(vii)	Letter from Acxiom Corporation Retirement Savings Plan Administrator and Notice to all Participants in the Acxiom Corporation Retirement Savings Plan dated August 7, 2006.

(a)(1)(viii)	Letter from Acxiom Corporation Retirement Savings Plan Administrator to Participants in the Retirement Savings Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated August 7, 2006.

(a)(1)(ix)	Notice to Participants in the 2005 Stock Purchase Plan of Acxiom Corporation from the Agent for the 2005 Stock Purchase Plan of Acxiom Corporation dated August 7, 2006.

(a)(1)(x)	Notice to Holders of Vested Stock Options dated August 7, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 7, 2006.

(a)(5)(ii)	Acxiom Stock Tender Offer—Questions and Answers.

(b)(i)	Senior Secured Credit Facility Commitment Letter dated August 6, 2006 between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association and Acxiom Corporation.

(b)(ii)	Summary of the Terms and Conditions Proposed Acxiom Corporation $800,000,000 Multi-Currency Revolving Credit and Term Loan Facilities.

(d)(1)	Rights Agreement dated January 28, 1998 between Acxiom Corporation and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom Corporation, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom Corporation’s Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

(d)(2)	Agreement dated as of August 5, 2006 by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

By:	/S/ JERRY C. JONES
Name:	Jerry C. Jones
Title:	Business Development/Legal Leader
and Assistant Secretary

Dated: August 7, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated August 7, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(vi)	Letter to Stockholders dated August 7, 2006 from Charles D. Morgan, Chairman of the Board and Company Leader of Acxiom Corporation.

(a)(1)(vii)	Letter from Acxiom Corporation Retirement Savings Plan Administrator and Notice to all Participants in the Acxiom Corporation Retirement Savings Plan dated August 7, 2006.

(a)(1)(viii)	Letter from Acxiom Corporation Retirement Savings Plan Administrator to Participants in the Retirement Savings Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated August 7, 2006.

(a)(1)(ix)	Notice to Participants in the 2005 Stock Purchase Plan of Acxiom Corporation from the Agent for the 2005 Stock Purchase Plan of Acxiom Corporation dated August 7, 2006.

(a)(1)(x)	Notice to Holders of Vested Stock Options dated August 7, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 7, 2006.

(a)(5)(ii)	Acxiom Stock Tender Offer—Questions and Answers.

(b)(i)	Senior Secured Credit Facility Commitment Letter dated August 6, 2006 between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association and Acxiom Corporation.

(b)(ii)	Summary of the Terms and Conditions Proposed Acxiom Corporation $800,000,000 Multi-Currency Revolving Credit and Term Loan Facilities.

(d)(1)	Rights Agreement dated January 28, 1998 between Acxiom Corporation and First Chicago Trust Company, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom Corporation, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom Corporation’s Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

(d)(2)	Agreement dated as of August 5, 2006 by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC.

(g)	Not Applicable

(h)	Not Applicable